Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2011

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 MARCH 2011

OPERATIONS

Cash receipts from customers during the quarter ended 31 March 2011, which exceeded $2.0 million, included several receipts from new non-coding licenses that were granted by the Company, together with solid performance from the Company’s genetic testing operations.  Pleasingly, total cash receipts for the nine-month period then ended were nearly $16.25 million which compares most favourably with the total cash receipts for the previous full financial year ended 30 June 2010 of $10.1 million.

At 31 March 2011, the Company’s cash reserves were approximately $7.2 million, representing a healthy 116% increase over the corresponding balance at 30 June 2010 of $3.3 million.

Whilst revenues from the Company’s testing operations for the first three quarters of the 2011 financial year were slightly below budget, a program of ongoing cost reduction initiatives has resulted in a significant positive variance to net profit after tax such that the year-to-date result from operations is nearly $2.0 million ahead of budget expectations.

As foreshadowed in the previous quarterly report, for the first time in the Company’s history, Genetic Technologies generated a maiden net profit for the first half of the 2011 financial year of $4,314,716.

CLIA certification and preparation for launch of BREVAGen™ breast cancer risk test

Subsequent to the end of the quarter under review, GTG announced that it had gained certification of its Australian laboratory under the US Clinical Laboratories Improvements Amendments (“CLIA”) (42 U.S.C. § 263a) regulated by the Centers for Medicare and Medicaid (“CMS”).  The certification was issued by the CMS central office which is responsible for approving non-US laboratories.

This certification is the culmination of extensive preparations required for the US launch of the Company’s BREVAGenTM breast cancer risk test, a test that informs clinicians about their patients’ individual, non-familial, sporadic risk of breast cancer.  This product fulfils an unmet need by better classifying women at moderate risk of breast cancer who would potentially benefit from preventive therapy or more intensive monitoring.

CLIA certification now enables GTG’s Australian laboratory to offer compliant, high-complexity medical testing services to US patients via its wholly-owned US subsidiary Phenogen Sciences Inc.  Following certification, the way is clear for the US launch of the Company’s breast cancer risk test, BREVAGenTM.  Under the CLIA certification, GTG may also add further cancer management products in development to its test menu without need for further regulatory applications.

Launch preparations for BREVAGenTM are now nearing completion and the Company expects to offer the test to US physicians and their patients in the coming weeks.  In anticipation for the launch, the development and expansion of the Phenogen Sciences operations in the US continued during the quarter.  The first members of the initial US sales force have been hired with a focus on developing sales training and identification of “Speakers” for the BREVAGenTM test.  Leading clinicians in the area have also been identified and discussions have started on future clinical trials.

It is anticipated that BREVAGenTM will be made available to European and PacRim markets following further regulatory and market development programs.

Australian market

In the medical diagnostics area, the development of a market for a range of microRNA tests being distributed from Rosetta Genomics, has resulted in initial sales success.  The key test is for the “cancer of unknown primary” and represents a currently unmet need by clinicians. This represents GTG’s first dedicated approach aimed at Oncologists outside the traditional BRCA-related business.

1

In January 2011, the NSW Police Force agreed to take up its option of extending the existing forensic services contract with a focus on “complex volume crime” testing.  Processes and logistics were tested and formalised in February with maximum agreed volumes levels reached in March.

LICENSING AND IP

The Company’s intellectual property portfolio, which includes the patents acquired from Perlegen Sciences Inc., continues to strengthen, with 111 patents now granted and a further 100 (including divisional and provisional patents) pending.

Assertion programs

On 16 February 2010, the Company announced it had filed a patent infringement suit in respect of its non-coding DNA technology against nine parties in the US District Court, Western District of Wisconsin.  The counter-parties were Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.

On 13 April 2011, the Company announced that it had successfully concluded the above suit.  The various settlement and license agreements that have been granted as part of settlements with the above counter-parties have generated gross fees in excess of $5.5 million and the suit has now been administratively closed by the Court.

On 20 January 2011, the Company announced it had filed a further patent infringement law suit in the US, this time in the US District Court, Western District of Texas, Austin Division.  The counterparties to this new action, each a company associated with Sonic Healthcare Limited (“Sonic”), are:

•                  Clinical Pathology Laboratories Mid-Atlantic of Chantilly, Virginia

•                  Clinical Pathology Laboratories Southeast of Orlando, Florida

•                  Clinical Pathology Laboratories of South West Austin, Texas

•                  PathLabs of Toledo, Ohio

•                  East Side Clinical Laboratories of East Providence, Rhode Island

•                  AEL of Memphis, Morristown; Lebanon, Tennessee and Columbus, Mississippi

This second infringement suit follows the recent settlement between GTG and Sunrise Medical Laboratories, a New York based company associated with Sonic.

Both of the abovementioned suits are being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC which has previously asserted and defended GTG’s intellectual property rights and has assembled a team to support these cases.  GTG has put in place arrangements with Sheridan Ross pursuant to which the Company believes that the patent infringement suits should not have a material adverse impact on its finances.

Other licensing activities

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe.  During the March quarter, the Company executed a Settlement and License Agreement with ViennaLab Diagnostics GmbH of Vienna, Austria under which that company has been granted non-exclusive rights to a number of GTG patents, including non-coding analysis, gene mapping and internal standards.

2

Overall, the March quarter under review continued to deliver positive results for the Company’s licensing program, with total gross revenues generated from licensing during the first three quarters of the 2011 financial year exceeding $12.8 million.  It is anticipated that further licenses will continue to be granted in coming months.

RESEARCH AND DEVELOPMENT

As part of the Company’s strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, its three research programs are being progressed with a view to out-licensing, co-development or partnering the respective technologies.

•                      The RareCellect™ project has been presented to a variety of industry players.  Discussions with a number of large international companies interested in pursuing potential commercial collaborations are continuing, with several parties now undertaking advanced due diligence on the RareCellect™ data and samples.

•                      An ImmunAid™ proof of concept trial is under consideration with a US-based oncology-focused institution.  Key GTG personnel have visited research institutes in the US and Europe to discuss the next trials to develop the technology further.  A key patent in the ImmunAid™ patent estate was granted in Europe during the quarter under review.

•                      Following in vitro studies of the Company’s Nematode project, GTG is assessing opportunities for partnering this program.  Progress in this regard to date has been slower than expected and the joint owners, GTG and the MLA, are now assessing whether or not to continue the program.

CORPORATE MATTERS

On 3 February 2011, GTG granted a further 500,000 options over ordinary shares in the Company to a senior employee.  Each option, which was granted at nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.045 at any time up to, and including, 30 September 2015.  As at the date of this Report, there were a total of 14,850,000 options outstanding.

On 24 February 2011, the Company released its Half-Year Financial Report for the period ended 31 December 2010 which disclosed a maiden half-year profit of $4,314,716.

Signed on behalf of Genetic Technologies Limited

Dated this 28th day of April, 2011
DR. PAUL D.R. MacLEMAN
Chief Executive Officer

3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005, 17/12/10

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 MARCH 2011

Consolidated statement of cash flows

		Current quarter (March 2011) $A	Year to date (nine months) $A
	Cash flows related to operating activities
1.1	Receipts from customers	2,024,729	16,243,762
1.2	Payments for (a) staff costs	(1,643,358)	(4,498,065)
	(b) advertising and marketing	(113,473)	(268,321)
	(c) research and development	—	(49,500)
	(d) leased assets	—	—
	(e) other working capital	(1,474,960)	(7,260,524)
1.3	Dividends received	—	—
1.4	Interest and items of a similar nature received	7,865	57,767
1.5	Interest and other costs of finance paid	(18,724)	(67,439)
1.6	Income taxes paid	—	—
1.7	Grant and other income	—	—
	Net operating cash flows	(1,217,921)	4,157,680

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (cont.)

		Current quarter (March 2011) $A	Year to date (nine months) $A
1.8	Net operating cash flows (carried forward)	(1,217,921)	4,157,680

	Cash flows related to investing activities

1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(27,490)	(76,478)
	e) other non-current assets	—	—
1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	70,045	151,095
	e) joint venture interest	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—
	Net investing cash flows	42,555	74,617
1.14	Total operating and investing cash flows	(1,175,366)	4,232,297
	Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	—	—
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings from third parties	—	—
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	(178,487)	(298,478)
	Net financing cash flows	(178,487)	(298,478)
	Net increase / (decrease) in cash held	(1,353,852)	3,933,819
1.21	Cash at beginning of quarter / year to date	8,427,407	3,306,311
1.22	Exchange rate adjustments	78,362	(88,214)
1.23	Cash at end of quarter	7,151,916	7,151,916

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	91,836
1.25	Aggregate amount of loans to the parties included in item 1.11	—
1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $61,600 paid to Directors during the quarter in respect of fees and superannuation.  The amount also includes $30,236 in commissions and consulting fees paid in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—
3.2	Credit standby arrangements Hire purchase facility	2,500,000	84,161

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter (March 2011) $A	Previous quarter (December 2010) $A
4.1	Cash on hand and at bank	2,151,916	7,427,407
4.2	Term deposits	5,000,000	1,000,000
4.3	Bank overdraft	—	—
4.4	Commercial Bills of Exchange	—	—
	Total cash at end of quarter (item 1.23)	7,151,916	8,427,407

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal (note)
5.4	Total net assets
5.5	Nature of business

Compliance statement

1                      This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                      This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 28 April 2011
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

+ See chapter 19 for defined terms.

Notes

1.                             The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                             The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.                             Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.